UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to rule 17f-2 (17 CFR 270.17f-2)

1.  Investment Company Act File Number:          Date examination completed:

     811-07941                                    December 31, 2003

2.  State identification Number:
     AL      AK       AZ        AR      CA      CO
     CT      DE       DC        FL      GA      HI
     ID      IL       IN        IA      KS      KY
     LA      ME       MD        MA      MI      MN
     MS      MO       MT        NE      NV      NH
     NJ      NM       NY        NC      ND      OH
     OK      OR       PA        RI      SC      SD
     TN      TX       UT        VT      VA      WA
     WV      WI       WY        PUERTO RICO
                     Other (specify):

3.  Exact name of investment company as specified in registration statement:
      Merrimac Master Portfolio

4. Address of principal executive office (number, street, city, state, zip code):
      P. O. BOX 501, Cardinal Avenue, George Town, Grand Cayman, Cayman Islands, BWI


INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

    Management Statement Regarding Compliance With Certain Provisions of the
                         Investment Company Act of 1940


February 6, 2004

We, as members of management of Merrimac Cash Portfolio, Merrimac Prime Portfolio, Merrimac Treasury Portfolio, Merrimac Treasury Plus Portfolio, Merrimac U.S. Government Portfolio and Merrimac Municipal Porfolio, six of the series comprising Merrimac Master Portfolio (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trusts' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2003, and from November 28, 2003 through December 31, 2003.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, and from November 28, 2003 through December 31, 2003, with respect to securities reflected in the investment account of the Trust.

/s/ Paul J. Jasinski

Paul J. Jasinski
President and Chief Executive Officer
Merrimac Funds

/s/ John F. Pyne

John F. Pyne
Vice President, Treasurer and Chief Financial Officer
Merrimac Funds

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees of
Merrimac Master Portfolio

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Merrimac Cash Portfolio, Merrimac Prime Portfolio, Merrimac Treasury Portfolio, Merrimac Treasury Plus Portfolio, Merrimac U.S. Government Portfolio and Merrimac Municipal Porfolio, six of the series comprising Merrimac Master Portfolio (the "Trust") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2003. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trusts' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trusts' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2003, and with respect to agreement of security purchases and sales, for the period from November 28, 2003, through December 31, 2003:

          * Confirmation of all securities held by institutions in book entry form at the Federal Reserve Bank of Boston, the Depository Trust Company, and the Bank of New York;

          * Reconciliation of all such securities to the books and records of the Trust and the Custodian;

          * Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the records of Investors Bank & Trust Company.

          * Confirmation of all securities of other registered management investment companies with the corresponding transfer agent.

          * Agreement of a sample of security purchases and security sales or maturities since our last report from the books and records of the Trust to broker confirmations or subsequent cash settlement activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that Merrimac Master Portfolio complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2003, with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Merrimac Master Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                       /s/ Ernst & Young LLP


February 6, 2004